June 25, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Invitrogen Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 000-25317

Dear Mr. Rosenberg:

This letter is in response to your letter dated June 7, 2007 regarding the above subject matter. As requested, this letter keys our responses to the comments set forth in your letter. For ease of reference, we have included the Staff’s comments in bold below.

Form 10-K for the year ending December 31, 2006

Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 26

Comparison of the Years Ended December 31, 2006 and 2005, page 26

Impairment of Goodwill, page 28

1.	Please provide us, in disclosure type format, a chronology of the events, facts and circumstances from the date you acquired BioReliance in 2005 to the date in 2006 that led to you recording an impairment to goodwill as your disclosure “performing at lower than expected levels” is vague. Also include a discussion of the events, facts and circumstances that occurred between September 2006 and February 2007 that led you to recording an additional impairment charge.

Response: The Company acquired BioReliance Corporation and its subsidiaries (“BioReliance”) in February 2004 with the objective of integrating the testing, development and manufacturing services performed by BioReliance with the cell culture and bioproduction product offerings in the Cell Culture Systems segment of Invitrogen Corporation. The Company expected to develop an integrated services and product offering that would be attractive to the marketplace and drive increased revenues in our existing product lines in the Cell Culture Systems segment and the services revenue that was core to the BioReliance business. The Company further expected to integrate the BioReliance business into the Company, including our infrastructure and operations, in order to realize benefits associated with leveraging existing systems and personnel. The anticipated result of this would be more efficient and profitable business than either BioReliance or Cell Culture Systems on a stand-alone basis. During 2004, 2005 and into 2006, the Company was unsuccessful in achieving the desired level of integration of the BioReliance business into the Cell Culture Systems segment and, in fact the revenues did not meet the Company’s expectation. The integration of people, processes and systems was also not achieved due to a number of factors, including insufficient or obsolete existing information technology infrastructure in the acquired operation, the lack of rigorous documented testing processes, turnover in key middle management, the lack of Company management experience in operating a services business and the lack of adoption by the market in utilizing a provider that could offer both products and services. During the third quarter of 2006, the Company completed a strategic review of its business portfolio, which included reviewing the financial performance of its recent acquisitions, including BioReliance. As a result of this review, management received authorization from the Company’s Board of Directors in September 2006 to investigate and market a potential sale of BioReliance with a requirement that management present terms of a sale to the Board for approval prior to entering into a commitment to sell. As of September 30, 2006, the Company was working with Investment Bankers to prepare an Offering Memorandum to be presented to potential buyers.

In connection with the authorization from the Board to market BioReliance for sale, the Company considered the implications as outlined in Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-lived Assets (FAS 144) and Statement of Financial Accounting Standards No.142, Goodwill and Other Intangibles (FAS 142).

In prior years, the Company had performed its annual impairment analysis on a segment basis. In order to determine if the Company was required to analyze the impact on goodwill of the decision to market and potentially sell BioReliance, the Company performed an analysis of the entity being marketed to determine if the business was considered a reporting unit under FAS 142. Based on a review of the criteria, the Company concluded that BioReliance would now constitute a reporting unit which required separate evaluation under FAS 142.

FAS 142 requires an annual impairment analysis at the reporting unit level. Historically, the Company has done an annual impairment analysis for each segment in the fourth quarter. An interim impairment analysis is required if an indicator of impairment is present. As a result of management’s authorization to market the business, we believed it was more likely than not that a sale would occur and in connection with the preparation of the Company’s financial statements for the quarter ended September 30, 2006, the Company determined that an interim impairment analysis was required for the BioReliance reporting unit as of September 30, 2006.

The Company performed an assessment of the reporting unit utilizing the same methodologies as its annual goodwill impairment analysis. The three methods employed were Discounted Cash Flows, Similar Transactions and Guideline Company methods. Based on a weighted average value of these three methods, compared to the book value of BioReliance the Company recognized a goodwill impairment of $150 million in the third quarter of 2006.

During late 2006 and January 2007, the Company and its investment banker actively marketed BioReliance, and in February 2007, the Company reached an agreement with Avista Capital Partners to sell BioReliance for approximately $210.0 million, which represented the best of the multiple offers received. Initially, we and our investment bankers were optimistic about the ability to achieve a selling price at the fair value established in September 2006. However, after soliciting interest from potential strategic buyers, their level of interest was not what was anticipated and as a result, the best offers came from financial buyers. The Company accepted the offer from Avista because management concluded (and the Board approved) that disposal of the business was the best decision from an operating perspective. We determined that the continued efforts to integrate BioReliance and the marketing necessary to improve the revenues would be costly and there was no assurance that these efforts would be successful and that the business would ultimately meet the original expectations.

In connection with the sale, the Company evaluated the goodwill associated with this reporting unit and recorded an additional $114.6 million impairment in the fourth quarter of 2006. The impairment amount was based on the excess carrying value over the fair value of the net assets which was estimated as the sale proceeds to be received in connection with the sale.

Contractual Obligations, page 36

2.	Please provide us, in disclosure type format, a revised contractual obligations table that includes interest on long-term debt or tell us why you believe this is not required.

Response: We advise the Staff that the Company will provide the following to include interest on long-term debt in future filings with the Commission. Please note that this illustration is representative of the disclosure related to the 2006 Form 10-K and will be adjusted as appropriate for the second quarter Form 10-Q filing.

“The following table summarizes our contractual obligations at December 31, 2006 and the effect such obligations are expected to have on our liquidity and cash flow in future periods.”

	Payments Due by Period
		Less than	Years	Years	More than
(in thousands)	Total	1 Year	2-3	4-5	5 Years
Long-term debt	$1,601,889	$25,555	$47,574	$47,760	$1,481,000
Capital lease obligations	1,120	39	89	103	889
Operating lease obligations	168,568	22,209	36,638	25,635	84,086
Licensing and purchase obligations	15,135	4,458	6,248	3,022	1,407
Other obligations	1,469	368	—	171	930

Total	$1,788,181	$52,629	$90,549	$76,691	$1,568,312

Critical Accounting Policies, page 37

Revenue Recognition, page 37

3.	In the fourth paragraph of this discussion you state that the revenue recognition is “not intended to and does not necessarily represent the amount of revenue that we would recover from the client if any project failed or was cancelled.” Please explain to us [what] this statement means and whether revenues are recognized potentially before they would be recovered from a client upon termination of a contract.

Response: The Company recorded revenue for certain commercial contracts in the BioReliance business using the proportional performance method. Each service contract was evaluated and assigned milestones and a proportion of the contract revenue was recorded at the completion of each milestone. While the method of revenue recognition did allow for the potential to recognize revenues before they would be billed and collected from a client, the Company continually evaluated its unbilled accounts receivable to ensure those receivables represented amounts we expected to bill and collect based on contractual requirements. In addition, the Company’s experience illustrated that the occurrence of contracts where we collected less than amounts accrued was infrequent. In the event of a cancellation of a contract prior to completion, the Company reviewed the accounting for the contract and reversed previously recognized revenue as appropriate.

In addition, we advise the Staff that the BioReliance business has been reclassified to discontinued operations in the Company’s Form 10-Q for the three months ended March 31, 2007.

Financial Statements, December 31, 2006

Consolidated Statements of Operations, page 47

4.	Based on your disclosure in the notes, it appears that the line item “Revenues” includes both products and services. Please explain to us why you do not include these separately on the face of this statement. Include any quantified discussion that supports this combined presentation. Refer to Item 5-03(b)(1) of Regulation S-X.

Response: Under Item 5-03 of Regulation S-X, net sales from the sub-captions listed in Item 5-03(b)(1) can be combined if the individual class is not more than 10 percent of the sum of the items. The Company reviews revenue activity on an annual basis to ensure service revenue does not exceed 10 percent of net sales. In each of the periods presented, the 10 percent threshold was not met and the Company elected to combine net sales from tangible products and revenue from services into one line item titled “Net sales”.

In addition, as previously stated, we advise the Staff that the BioReliance business has been reclassified to discontinued operations in the Company’s Form 10-Q for the three months ended March 31, 2007.

5.	Please explain to us why you include a line item called “Gross profit” when this appears to exclude certain items that would be considered “Cost of revenues.”

Response: We advise the Staff that in future filings the Company will include all cost of sales, including the amortization of those purchased intangibles that are directly related to product revenues, in Costs of Sales and continue to include the Gross Profit line item in the Consolidated Statements of Operations.

Note 7. Income Taxes, page 74

6.	Please tell us what new information became available in 2006 that resulted in the reversal of the valuation allowance against net operating losses and credit carryovers acquired by the company through acquisitions by $21.8 million.

In the fourth quarter of 2005, the Company acquired Quantum Dot Corporation (“Quantum Dot”) and Biosource Inc. & Subsidiaries (“Biosource”). Each of the acquired companies held net operating loss carryforwards at the time of acquisition. Internal Revenue Code section 382 (“Section 382”) acts to limit or eliminate the amount of pre-acquisition net operating loss carryforwards and other tax attributes, such as income tax credits, available to the purchaser for use in post-acquisition tax returns. An analysis reviewing certain detailed shareholder and financial information from the last three years of corporate activity is required to determine how much, if any, net operating loss carryforward and tax credits (“carryforwards and credits”) are available to the purchaser. At year end it could not be determined whether or not any of these deferred tax assets would rise to a level of more likely than not to be realized, given the application of Section 382 to these acquisitions. Accordingly, the carryforwards and credits governed by Section 382 were fully reserved at December 31, 2005.

During 2006, a formal analysis of the application of Section 382 to the Quantum Dot and Biosource carryforwards and credits was completed. As a result of the work performed, we determined that $13.4 million of Quantum Dot deferred tax assets would not be realized because of tax law limitations under Section 382. As such these deferred tax assets were written off against the previously established valuation allowance as of December 31, 2006. The write-off had no net impact to the Company’s balance sheet or income statement for the year ended December 31, 2006.

In addition, as a result of the Section 382 work performed in 2006, we determined that $5.5 million and $3.4 million of deferred tax assets for Quantum Dot and BioSource, respectively, related to carryforwards and credits on the balance sheet would be available for future use by Invitrogen. We further determined using the criteria of paragraph 21 of Statement of Financial Accounting Standards No. 109 – Accounting for Income Taxes that it was more likely than not that we would be able to realize these tax assets in the future. Accordingly, the valuation allowance against these deferred tax assets was removed during 2006 with an offsetting adjustment to decrease goodwill related to these acquisitions.

In addition to the events described above, the Company decreased its valuation allowance by $0.5 million for other items.

Schedule II – Valuation and Qualifying Accounts, page 93

7.	Please explain to us why you did not include a similar reconciliation related to your reserve for excess, obsolete and impaired inventory allowance that is discussed on page 53 under the heading “Inventories.”

Response: We advise the Staff that in future filings the Company will include a reconciliation in Schedule II – Valuation and Qualifying Accounts related to the reserve for excess, obsolete and impaired inventory discussed in the Notes to Consolidated Financial Statements.

8.	Regarding the “Accrued Merger and Restructuring Related Costs,” please provide us, as applicable, the financial statement disclosures required by paragraph 20 of SFAS 146 and those required by EITF 95-3.

The Accrued Merger and Restructuring Related Costs presented in Schedule II consists of accruals for liabilities recognized in connection with an acquisition and is governed by EITF 95-3, Recognition of Liabilities in Connection with Purchased Business Combination (EITF 95-3). The Company concluded under EITF 95-3 that disclosures including the accrued liabilities balance and cash paid during the year should only be provided for acquisitions material to the combined enterprise’s revenue or operating results. As such, in Note 2 of the Notes to Consolidated Financial Statements, the Company provides disclosure, including the accrued liabilities balance and cash paid during 2006 related to severance and other contingent obligations for its acquisition of Dynal Biotech Holding AS, a material acquisition. The remainder of the accrual corresponded to various acquisitions, all of which were deemed immaterial acquisitions. However, the amount of Accrued Merger and Restructuring Related Costs accrued as of December 31, 2006 does exceed five percent of total current liabilities and therefore, is required to be stated separately either on the face of the balance sheet or in the note to the financial statements under Rule 5-02 of Regulation S-X. We advise the Staff that in future filings the Company will separately state this amount in the Selected Balance Sheet data disclosure in the Notes to the Consolidation Financial Statements.

In connection with this response, the Company acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filings, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate the opportunity to discuss any additional questions or concerns you have with respect to our responses. Please feel free to contact me at (760) 603-6454.

Sincerely,

/s/ David F. Hoffmeister
David F. Hoffmeister, Senior Vice President and Chief Financial Officer